ITEM 77H - Changes in control of Registrant
On March 17, 2014, shareholders of the Registrant approved an Agreement and Plan of Reorganization with respect to the Fund (the "Plan"). Pursuant to the Plan, substantially all of the assets of the Registrant were combined with those of Global Infrastructure
Portfolio, a series of The Universal Institutional Funds, Inc. ("UIF - Global Infrastructure"). Such combination is referred to herein as a "Reorganization." Pursuant to the Plan, shareholders of the Registrant became shareholders of UIF - Global Infrastructure, receiving shares of UIF - Global Infrastructure equal to the value of their holdings in the Registrant. Shareholders of the Registrant received the class of shares of UIF - Global Infrastructure that corresponded to the class of shares of the Fund held by that shareholder. The Reorganization was consummated on April 28, 2014.